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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            ---------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                               GameStop Corp.                                    to Issuer (Check all applicable)
 Carlson,          David              W.       New York Stock Exchange Symbol:  GME          ___ Director      ___ 10% Owner
------------------------------------------  ---------------------------------------------    _X_ Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. I.R.S.               4. Statement for             title below)      title below)
                                               Identification          Month/Day/Year
 c/o GameStop Corp.                            Number of Reporting     3/26/03                   Executive Vice President and
 2250 William D. Tate Avenue                   Person, if an entityy                               Chief Financial Officer
------------------------------------------     (voluntary)          ---------------------------------------------------------------
  (Street)                                                          5. If Amendment, Date of 7. Individual or Joint/Group Filing
                                                                       Original (Month/Day/     (Check Applicable Line)
 Grapevine,        Texas           76051                               Year)                 _X_ Form filed by One Reporting Person
------------------------------------------                                                   ___ Form filed by More than One
  (City)          (State)          (Zip)                                                         Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-  Exe-        action       or Disposed of (D)         Owned        6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following       Form:     7. Nature of
                                 Date    Date,       (Instr.     ------------------------    Reported        Direct(D)    Indirect
                                (Month/  if any       8)                   (A)               Transaction(s)  or           Beneficial
1.  Title of Security            Day/    (Month/    ----------             or                (Instr.         Indirect(I)  Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V     Amount   (D)   Price        3 and 4)       (Instr. 4)   (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------     -----------   ----------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                     6. Date
                                                                                                                        Exercisable
                                                                                                                        and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-          Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities          Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or           Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)        ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4 and 5)    Date     Expir-
1. Title of Derivative Security         ative         Day/        Day/       -----   ----  -----------------------   Exercis- ation
   (Instr. 3)                           Security      Year)       Year)      Code     V        (A)         (D)       able     Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------   -------- ------

Stock Option (Right to Buy)            $11.80       3/26/03                   A              45,000                  (1)    3/25/13

                                                                          9. Number of
                                                                             derivative   10. Ownership
                                                                             Securities       Form of
                                                                             Beneficially     Derivative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option (Right    Class A Common Stock      45,000                    846,000(2)           D
  to Buy)

Explanation of Responses:

(1)  One-third of these options become exercisable on March 26 of each of the years 2004 through 2006.
(2)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Class A Common Stock.

                                                                                /s/ David W. Carlson                    3/26/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person          Date
  15 U.S.C. 78ff(a).
                                                                                  David W. Carlson
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   Page 2